Rule 424(b)(2)
                                                   Registration No. 333-60474


PRICING SUPPLEMENT NO. 66 dated May 15, 2003
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:                      52517PUK5

ISIN:                           US52517PUK55

Specified Currency:             US Dollars

Principal Amount:               US$5,000,000.00

                                Total                  Per Note
Issue Price:                    US$5,000,000.00        100%
Agent's Commission:             US$        0.00          0%
Proceeds to Lehman
   Brothers Holdings:           US$5,000,000.00        100%

In addition, at the Original Issue Date specified below, Lehman Brothers Holdings may issue up to an additional $45,000,000.00 aggregate principal amount of Notes similar in all respects (including with respect to the Issue Price and the Agent's Commission specified above).


Agent:                          Lehman Brothers Inc.

Agents Capacity:                [  ]  As agent         [X ]  As principal  (See
                                                           Underwriting below.)

Trade Date:                     May 15, 2003

Original Issue Date:            May 23, 2003

Stated Maturity Date:           May 23, 2013

Amortizing Note:                [  ]  Yes     [X ]  No

Amortization Schedule:          Not applicable

[X ]  Fixed Rate Note

[  ]  Floating Rate Note        [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  J.J. Kenny Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [  ]  Other:  _________________________

Interest Rate per Annum:        Subject to Interest Accrual provisions, as
                                described below:

                                Period                               Interest
                                                                     Rate
                                Original Issue Date-May 22, 2005     5.25%;
                                May 23, 2005-May 22, 2007            5.75%;
                                May 23, 2007-May 22, 2009            6.25%;
                                May 23, 2009-May 22, 2011            6.75%;
                                May 23, 2011-Stated Maturity Date    7.25%.

Interest Payment Dates:         Each August 23, November 23, February 23, and
                                May 23, commencing on August 23, 2003.

Interest Accrual:               Interest will accrue on each day on which
                                3-Month LIBOR for the relevant LIBOR
                                Observation Date is within the applicable LIBOR
                                Range. If the value of 3-Month LIBOR (stated as a percent per annum) on the relevant LIBOR
                                Observation Date is equal to or greater than the applicable LIBOR Range minimum and less than or equal to the applicable LIBOR Range maximum indicated below for LIBOR Observation
                                Dates occurring during the periods indicated, interest will accrue on the Notes for the related day at the applicable Interest Rate per Annum. If, however, the value of 3-Month LIBOR is less than the applicable LIBOR Range minimum or greater than the applicable LIBOR Range maximum on the relevant LIBOR Observation
                                Date, then no interest will accrue on the related day. See Risk Factors below for certain relevant considerations.

3-Month LIBOR:                  For any LIBOR Observation Date, the offered
                                rates for deposits in U.S. dollars for a period of three months, commencing on such LIBOR
                                Observation Date, which appears on Moneyline
                                Telerate, on page 3750 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on that LIBOR Observation Date. If 3-Month LIBOR cannot be determined on a LIBOR Observation
                                Date as described above, then the calculation agent will determine LIBOR based on quotations from reference banks in the manner described in the Prospectus Supplement for deposits in U.S.
                                dollars for a period of three months,
                                commencing on such LIBOR Observation Date.

LIBOR Range:                    Period                          LIBOR
                                May 23, 2003-May 22, 2004       0.00% to 2.50%
                                May 23, 2004-May 22, 2005       0.00% to 4.50%
                                May 23, 2005-May 22, 2006       0.00% to 5.50%
                                May 23, 2006-May 22, 2007       0.00% to 6.50%
                                May 23, 2007-
                                     Stated Maturity Date       0.00% to 7.50%

LIBOR Observation Date:         With respect to each LIBOR Business Day that
                                does not occur during the LIBOR Suspension
                                Period, that LIBOR Business Day. With respect to each day that is not a LIBOR Business Day not occurring during the LIBOR Suspension
                                Period, the last preceding LIBOR Business Day.
                                With respect to each day occurring during the LIBOR Suspension Period, the LIBOR Observation
                                Date will be the last LIBOR Business Day preceding the first day of such LIBOR
                                Suspension Period.

LIBOR Suspension Period:        The period beginning on the fifth New York
                                Business Day prior to but excluding each Interest Payment Date (including the Stated
                                Maturity Date).

LIBOR Business Day:             Any day that is a day on which dealings in
                                deposits in U.S. dollars are transacted in the London interbank market.

New York Business Day:          Any day that is not a Saturday or Sunday and
                                that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

Interest Computation:           Interest will be computed on the basis of the
                                actual number of days in the year and the actual number of days elapsed.

Accrue to Pay:                  [  ]  Yes       [X ]  No

Interest Rate
   Calculation Agent:           Citibank, N.A.

Optional Redemption:            The Notes may be redeemed at the option of
                                Lehman Brothers Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, from time to time on each Interest Payment Date, commencing on August 23, 2003. Notice of redemption will be given not less than five New York Business Days prior to the redemption date.

Optional Repayment:             Not applicable.

Extension of Maturity:          Not applicable.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated

Depository:                     The Depository Trust Company

Authorized Denominations:       $1,000 or any larger whole multiple

Issuer Rating:                  Long-term senior unsecured debt of Lehman
                                Brothers Holdings is currently rated A by Standard & Poors, A2 by Moodys Investors
                                Service and A+ by Fitch IBCA.


RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional fixed rate medium-term notes. See Risk Factors generally in the Prospectus Supplement. The interest rate of the Notes will be fixed, subject to the Interest Accrual provisions as described above. Investors should consider the risk that the Interest Accrual provisions applicable to the Notes may result in less interest being payable on the Notes than on a conventional fixed rate debt security issued by Lehman Brothers Holdings at the same time. Investors should also consider the risk that 3-Month LIBOR, determined on a daily basis, may be less than the LIBOR Range minimum (if the minimum is greater than zero) or exceed the LIBOR Range maximum on one or more LIBOR Business Days during the applicable period, in which event no interest will accrue for the related days during the period.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the Interest Accrual provisions applicable to the Notes, the anticipated level and potential volatility of 3-Month LIBOR, the method of calculating 3-Month LIBOR, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes and the availability of comparable instruments. The level of 3-Month LIBOR depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table, showing the historical level of 3-Month LIBOR in effect for the hypothetical LIBOR Observation Dates listed below, illustrates the variability of that rate:


Historical Levels of 3-Month LIBOR

Hypothetical LIBOR                        Hypothetical LIBOR
Observation Date      3-Month LIBOR       Observation Date      3-Month LIBOR

February 23, 1987     6.500               May 23, 1995          6.125
May 25, 1987          7.562               August 23, 1995       5.938
August 24, 1987       7.062               November 23, 1995     5.812
November 23, 1987     7.500               February 23, 1996     5.250
February 23, 1988     6.875               May 23, 1996          5.469
May 23, 1988          7.562               August 23, 1996       5.500
August 23, 1988       8.750               November 25, 1996     5.500
November 23, 1988     9.188               February 24, 1997     5.469
February 23, 1989     9.938               May 23, 1997          5.781
May 23, 1989          9.438               August 25, 1997       5.719
August 23, 1989       9.000               November 24, 1997     5.875
November 23, 1989     8.500               February 23, 1998     5.625
February 23, 1990     8.250               May 25, 1998          5.691
May 23, 1990          8.375               August 24, 1998       5.688
August 23, 1990       8.312               November 23, 1998     5.250
November 23, 1990     8.125               February 23, 1999     5.000
February 25, 1991     6.875               May 24, 1999          5.048
May 23, 1991          6.062               August 23, 1999       5.486
August 23, 1991       5.688               November 23, 1999     6.101
November 25, 1991     5.000               February 23, 2000     6.110
February 24, 1992     4.375               May 23, 2000          6.820
May 25, 1992          4.000               August 23, 2000       6.690
August 24, 1992       3.438               November 24, 2000     6.749
November 23, 1992     3.922               February 23, 2001     5.300
February 23, 1993     3.188               May 23, 2001          4.070
May 24, 1993          3.312               August 23, 2001       3.512
August 23, 1993       3.250               November 23, 2001     2.156
November 23, 1993     3.500               February 25, 2002     1.901
February 23, 1994     3.688               May 23, 2002          1.900
May 23, 1994          4.625               August 23, 2002       1.796
August 23, 1994       5.000               November 25, 2002     1.430
November 23, 1994     5.938               February 24, 2003     1.340
February 23, 1995     6.188


The historical experience of 3-Month LIBOR should not be taken as an indication of the future performance of 3-Month LIBOR during the term of the Notes. Fluctuations in the level of 3-Month LIBOR make the Notes effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings intends to treat the Notes as "contingent payment debt instruments." As such, Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment and will, upon written request, provide holders of Notes with a projected payment schedule. Under such characterization, holders of the Notes will accrue original issue discount based on the "comparable yield" of the Notes (generally, the rate at which Lehman Brothers Holdings would issue a fixed rate debt instrument with terms and conditions similar to the Notes), and if the actual payments made on the Notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes. In addition, any gain or loss on the sale, exchange or retirement of the Notes generally will be treated as ordinary income or loss.

Based on the current interest rate environment, Lehman Brothers Holdings estimates that the comparable yield of the Notes would be an annual rate of approximately 4.35%, compounded quarterly. Lehman Brothers Holdings will not determine the actual comparable yield of the Notes, however, until they are issued. Any positive adjustment, for the amount by which an actual payment exceeds a projected contingent payment, will be treated as additional interest. Negative adjustments will be treated as follows: (i) first, any negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, any negative adjustments that exceed the amount of interest accrued in the current year will be treated as ordinary loss to the extent that the holder's total interest inclusions exceed the total amount of net negative adjustments treated as ordinary loss in prior taxable years, and (iii) third, any excess negative adjustments will be carried forward to offset future income or amount realized on disposition.

Holders of Notes can obtain the comparable yield of the Notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings at the following address (which replaces the address provided in the accompanying Prospectus):

                          Controllers Office
                          Lehman Brothers Holdings Inc.
                          745 Seventh Avenue
                          New York, New York 10019
                          (212) 526-7000

By purchasing a Note, a holder agrees to be bound by the determination of Lehman Brothers Holdings of the comparable yield and the projected payment schedule. For United States federal income tax purposes, a holder of Notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the Notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder's original issue discount and adjustments thereof in respect of the Notes and do not constitute a projection or representation regarding the actual amount of the payments on a Note.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see "United States Federal Income Tax
Consequences-Debt Securities- Consequences to United States Holders-Contingent Payment Debt Securities" in the Prospectus.

It is possible that the Notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws.


Certain Other United States Federal Income Tax Consequences

A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under "United States Federal Income Tax Consequences-Debt Securities" in the Prospectus. Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders" has been reduced to 30% for payments made during 2003, 29% for payments made during 2004 and 2005 and 28% for payments made during 2006 through 2010, after which time the rate will revert back to 31% absent Congressional action.

In addition, the sections below replace the summaries set forth in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Estate Tax" and "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-Non-United States Holders."


Consequences to Non-United States Holders

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

* any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and
* interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.


Information Reporting and Backup Withholding

Non-United States Holders

If you are a non-United States holder of debt securities, we must report annually to the IRS and to you the amount of payments we make to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments we make to you provided that we do not have actual knowledge or reason to know that you are a United States person and we have received from you the statement described above in the fourth bullet point under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax."

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.


UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Lehman Brothers Holdings has agreed to indemnify the Agent against certain liabilities under the Securities Act of 1933, as amended, as described in the accompanying Prospectus Supplement.


Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.


Lehman Brothers Holdings Inc.


By:      /s/   Paolo Tonucci
Name:    Paolo Tonucci
Title:   Authorized Officer